-----------------
                                  UNITED STATES                 SEC FILE NUMBER
                       SECURITIES AND EXCHANGE COMMISSION       000-27707
                             Washington, D.C. 20549
                                                                CUSIP NUMBER
                                   FORM 12b-25                  653351 10 6
                                                               -----------------
                           NOTIFICATION OF LATE FILING

(CHECK ONE)  |_| Form 10-K   |_| Form 20-F   |_| Form 11-K   |X| Form 10-Q
             |_| Form 10D    |_| Form N-SAR  |_| Form N-CSR

                  For Period Ended:    September 30, 2008
                                   ----------------------------
                   |_|  Transition Report on Form 10-K
                   |_|  Transition Report on Form 20-F
                   |_|  Transition Report on Form 11-K
                   |_|  Transition Report on Form 10-Q
                   |_|  Transition Report on Form N-SAR
                  For the Transition Period Ended:
                                                  -----------------------------

================================================================================
  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
================================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION

NexCen Brands, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant

Not Applicable
--------------------------------------------------------------------------------
Former Name if Applicable

1330 Avenue of the Americas, 34th Floor
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

New York, NY  10019
--------------------------------------------------------------------------------
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      |     (a)   The reason described in reasonable detail in Part III of this
      |           form could not be eliminated without unreasonable effort or
      |           expense;
      |     (b)   The subject annual report, semi-annual report, transition
|_|   |           report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
      |           N-CSR, or portion thereof, will be filed on or before the
      |           fifteenth calendar day following the prescribed due date; or
      |           the subject quarterly report or transition report on Form 10-Q
      |           or subject distribution report on Form 10-D, or portion
      |           thereof, will be filed on or before the fifth calendar day
      |           following the prescribed due date; and
      |     (c)   The accountant's statement or other exhibit required by Rule
      |           12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

NexCen Brands, Inc. (the "Company") will not file its Quarterly Report on Form 10-Q for the period ended September 30, 2008 by the required filing date and will not file such report within the five day grace period provided in Rule 12b-25. As previously disclosed in a Current Report on Form 8-K filed on May 19, 2008, the authorized officers of the Company concluded that the Company's audited financial statements for the fiscal year ended December 31, 2007, as contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2007 (the "Annual Report"), should no longer be relied upon. Additionally, KPMG LLP, the Company's independent accountant, determined that no reliance should be placed on its audit report dated March 20, 2008 on the Company's consolidated financial statements as of December 31, 2007 and 2006 and each of the years in the three-year period ended December 31, 2007 or its report dated March 20, 2008 on the effectiveness of internal control over financial reporting as of December 31, 2007, as contained in the Annual Report.

The Company expects to file its Quarterly Report on Form 10-Q for the period ended September 30, 2008 as soon as practicable after the Company files an amendment to the Annual Report and its Quarterly Reports on Form 10-Q for the periods ended March 31, 2008 and June 30, 2008. Although the Company is not yet able to estimate when it will be able to complete these filings, the Company has made changes to its management team, made additions and changes to its accounting and financial staff, engaged the firm of BDO Seidman, LLP for consulting services on accounting and reporting issues, and is otherwise working to put itself in the position to meet its filing obligations.

                         (Attach Extra Sheets if Needed)

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             Kenneth J. Hall                 (212)              277-1100
      -------------------------------    -------------    --------------------
                 (Name)                   (Area Code)      (Telephone Number)

(2)   Have all other periodic reports required under Section 13 or
      15(d) of the Securities Exchange Act of 1934 or Section 30
      of the Investment Company Act of 1940 during the preceding
      12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
      identify report(s).                                         |_| YES |X| NO

      The Company has not filed its Quarterly Reports on Form 10-Q for the periods ended March 31, 2008 and June 30, 2008.

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be
      included in the subject report or portion thereof?          |X| YES |_| NO

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Company did not initiate its brand management and franchising business until the second half of 2006. Of the nine brands the Company owned and operated as of September 30, 2008, the Company owned only five -- The Athlete's Foot, Bill Blass, Maggie Moo's, Marble Slab and Waverly -- for the entire third quarter of 2007. The Company's results for September 30, 2007 included Pretzel Time and Pretzelmake for approximate two months. The Company did not own Shoebox New York or Great American Cookie in the third quarter of 2007. As a result, the Company's revenues, expenses, assets and liabilities for the third quarter of 2008 differ substantial from the third quarter of 2007.

                               NexCen Brands, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:    November 11, 2008         By:  /s/ Kenneth J. Hall
      ------------------------         -----------------------------------------
                                        Kenneth J. Hall, Chief Executive Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION
====================================          ==================================
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
================================================================================